[These tweets link to the story filed earlier today on EDGAR from the News page at https://teamster.org

#Teamsters: Demand Lobbying Disclosures & Accountability at @UPS: https://teamster.org/news/2016/04/teamsters-demand-lobbying-disclosures-accountability-ups …

@Teamsters Demand Lobbying Disclosures & Accountability @UPS http://bit.ly/2661efe; Vote FOR #3 on $UPS #proxy; #corpgov; #alecexposed

Demand Lobbying Disclosures & Accountability @UPS.Vote FOR #3 on $UPS proxy. Mtg May 5; #corpgov; #alec; #teamsters; http://bit.ly/2661efe